Exhibit 99.3

INDEPENDENT AUDITORS’ CONSENT

We consent to the incorporation by reference of our auditors’ report and comments by auditors for U.S. readers on Canada-U.S. reporting differences, both dated February 26, 2003, in Registration Statements No. 333-12130 on Form F-3, No. 333-12780, 333-12802 and 333-12804 on Form S-8 and No. 333-97069 on Form F-10 of BCE Inc. and to the use of our reports dated February 26, 2003, in this Annual Report on Form 40-F of BCE Inc. for the year ended December 31, 2002.

(signed) Deloitte & Touche LLP Deloitte & Touche LLP

Montreal, Canada
April 10, 2003